BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is April 10, 2008.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               April 10, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta, Ontario and Quebec, to the TSX and via wire by CCN Matthews.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. announces flow-through private placement.

5.           Full Description of Material Change

Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada”) announces that it has negotiated a $20,000,000 non-brokered flow-through private placement to sell up to 10,000,000 flow-through common shares (“FT Shares”) at $2.00 per FT Share in the capital stock of the Company.

Yukon-Nevada’s President and Chief Executive Officer, Graham C. Dickson, commented, “This will enable us to fast-track exploration at the Silver Valley project in the Yukon and will also free up cash for a possible expansion of mining activities at Jerritt Canyon in Nevada.”

In accordance with securities legislation currently in effect, the FT Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at   Vancouver, British Columbia                                    , this 22nd day of April, 2008.

“Graham Dickson”
Graham Dickson, President and CEO